UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(A)

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

521168 104

(CUSIP Number)

Wendy Kok

c/o SC China Holding Limited

Suite 2215, 22nd Floor, Two Pacific Place

88 Queensway Road, Hong Kong

(852) 2501 8989

With copies to:

Paul W. Boltz, Jr.

Ropes & Gray

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

(852) 3664 6488

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This Schedule 13D (this “Statement”) constitutes Amendment No. 1 of the Schedule 13D on behalf of Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Management I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., Sequoia Capital China Growth Fund Management I, L.P., SC China Holding Limited, SNP China Enterprises Limited and Nan Peng Shen.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521168 104	Page 2 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA I, L.P. (“SCC I”) IRS Identification No. 20-3514012
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 201,164,000
	9	Sole dispositive power 0
	10	Shared dispositive power 201,164,000
11	Aggregate amount beneficially owned by each reporting person 201,164,000
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 9.1%
14	Type of reporting person PN

CUSIP No. 521168 104	Page 3 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA PARTNERS FUND I, L.P. (“SCC PTRS I”) IRS Identification No. 20-4387549
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 23,112,000
	9	Sole dispositive power 0
	10	Shared dispositive power 23,112,000
11	Aggregate amount beneficially owned by each reporting person 23,112,000
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 1.1%
14	Type of reporting person PN

CUSIP No. 521168 104	Page 4 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA PRINCIPALS FUND I, L.P. (“SCC PRIN I”) IRS Identification No. 20-4887879
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 31,139,000
	9	Sole dispositive power 0
	10	Shared dispositive power 31,139,000
11	Aggregate amount beneficially owned by each reporting person 31,139,000
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 1.4%
14	Type of reporting person PN

CUSIP No. 521168 104	Page 5 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA MANAGEMENT I, L.P. (“SCC MGMT I”) IRS Identification No. 20-3348112
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
8

Shared voting power

255,415,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I and 31,139,000 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I.

	9	Sole dispositive power 0
10

Shared dispositive power

255,415,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I and 31,139,000 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I.

11	Aggregate amount beneficially owned by each reporting person 255,415,000
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 11.6%
14	Type of reporting person PN

CUSIP No. 521168 104	Page 6 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P. (“SCCGF I”) IRS Identification No. 26-0205433
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 79,429,000
	9	Sole dispositive power 0
	10	Shared dispositive power 79,429,000
11	Aggregate amount beneficially owned by each reporting person 79,429,000
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 3.6%
14	Type of reporting person PN

CUSIP No. 521168 104	Page 7 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA GROWTH PARTNERS FUND I, L.P. (“SCCGF PTRS I”) IRS Identification No. 98-0577548
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,879,000
	9	Sole dispositive power 0
	10	Shared dispositive power 1,879,000
11	Aggregate amount beneficially owned by each reporting person 1,879,000
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 0.1%
14	Type of reporting person PN

CUSIP No. 521168 104	Page 8 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA GF PRINCIPALS FUND I, L.P. (“SCCGF PRIN I”) IRS Identification No. 33-1190310
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,742,000
	9	Sole dispositive power 0
	10	Shared dispositive power 9,742,000
11	Aggregate amount beneficially owned by each reporting person 9,742,000
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 0.4%
14	Type of reporting person PN

CUSIP No. 521168 104	Page 9 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P. (“SCCGF MGMT I”) IRS Identification No. 26-0204337
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
8

Shared voting power

91,050,000 shares of which 79,429,000 shares are directly held by SCCGF I,

1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

	9	Sole dispositive power 0
10

Shared dispositive power

91,050,000 shares of which 79,429,000 shares are directly held by SCCGF I,

1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

11	Aggregate amount beneficially owned by each reporting person 91,050,000
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 4.1%
14	Type of reporting person PN

CUSIP No. 521168 104	Page 10 of 16

1	Name of reporting person SC CHINA HOLDING LIMITED (“SCC HOLD”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
8

Shared voting power

346,465,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCC HOLD is the General Partner of SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

	9	Sole dispositive power 0
10

Shared dispositive power

346,465,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCC HOLD is the General Partner of SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

11	Aggregate amount beneficially owned by each reporting person 346,465,000
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 15.8%
14	Type of reporting person OO

CUSIP No. 521168 104	Page 11 of 16

1	Name of reporting person SNP CHINA ENTERPRISES LIMITED (“SNP”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
8

Shared voting power

346,465,000 shares of which 201,164,000 shares are directly held by SCC I,

23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SNP is the Director of, and wholly owns, SCC HOLD. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCC HOLD is the General Partner of SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

	9	Sole dispositive power 0
10

Shared dispositive power

346,465,000 shares of which 201,164,000 shares are directly held by SCC I, 23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. SNP is the Director of, and wholly owns, SCC HOLD. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I, and SCC HOLD is the General Partner of SCCGF MGMT I, which is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

11	Aggregate amount beneficially owned by each reporting person 346,465,000
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 15.8%
14	Type of reporting person OO

CUSIP No. 521168 104	Page 12 of 16

7 1	Name of reporting person NAN PENG SHEN (“NS”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization HONG KONG SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,900,000 shares issuable upon the exercise of options exercisable within 60 days of March 18, 2014.
8

Shared voting power

346,465,000 shares of which 201,164,000 shares are directly held by SCC I, 23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. NS is the Director of SNP, which is the Director of SCC HOLD, which is the General Partner of each of SCC MGMT I and SCCGF MGMT I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I. SCCGF MGMT I is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I. SCC HOLD is wholly owned by SNP, a company wholly owned by NS. NS disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

	9	Sole dispositive power 5,900,000 shares issuable upon the exercise of options exercisable within 60 days of March 18, 2014.
10

Shared dispositive power

346,465,000 shares of which 201,164,000 shares are directly held by SCC I, 23,112,000 shares are directly held by SCC PTRS I, 31,139,000 shares are directly held by SCC PRIN I, 79,429,000 shares are directly held by SCCGF I, 1,879,000 shares are directly held by SCCGF PTRS I and 9,742,000 shares are directly held by SCCGF PRIN I. NS is the Director of SNP, which is the Director of SCC HOLD, which is the General Partner of each of SCC MGMT I and SCCGF MGMT I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I. SCCGF MGMT I is the General Partner of each of SCCGF I, SCCGF PTRS I and SCCGF PRIN I. SCC HOLD is wholly owned by SNP, a company wholly owned by NS. NS disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

11	Aggregate amount beneficially owned by each reporting person 352,365,000
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 16.0%
14	Type of reporting person IN

CUSIP No. 521168 104	Page 13 of 16

Preamble

Except as set forth in this Amendment No.1 (this “Amendment”), the initial Schedule 13D that was filed on May 29, 2013 remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such previous Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On March 18, 2014, SC China Holding Limited (on behalf of the Reporting Persons), together with Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand, and Yiheng Capital, LLC, a Delaware limited liability company, on behalf of funds managed and/or advised by it and its and their affiliates (“Yiheng” and, together with the Reporting Persons, Ms. Chiu, Valuetrue Investments, Mr. Ma and Grow Grand, the “Consortium”) entered into an amended and restated consortium agreement (the “Restated Consortium Agreement”) pursuant to which the Consortium Agreement was amended and restated in its entirety on substantially the same terms as the Consortium Agreement to provide for, among other things: (i) the inclusion of Yiheng as a member of the Consortium in connection with the Proposal to pursue the Transaction, including Yiheng’s agreement to roll over all Ordinary Shares which it owns (together with all Ordinary Shares owned by the other members of the Consortium, the “Shareholder Shares”), and to provide certain equity financing in connection with the Transaction; and (ii) the extension of the exclusivity period to November 21, 2014 (unless the Restated Consortium Agreement is terminated prior to such date), during which members of the Consortium have agreed (a) to work exclusively with each other with respect to the Transaction, (b) not to sell, pledge, encumber or otherwise transfer the Shareholder Shares except as contemplated by the Restated Consortium Agreement, (c) not to enter into any voting agreement with respect to the Shareholder Shares in support of a competing proposal, and (d) to vote their respective Shareholder Shares against any competing proposal or matter that would facilitate a competing proposal and in favor of the Transaction.

References to the Restated Consortium Agreement are qualified in their entirety by reference to the Restated Consortium Agreement itself, which is attached hereto as an exhibit and incorporated by reference as if set forth in its entirety herein.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 352,365,000 Ordinary Shares of the Issuer, including (A) 346,465,000 Ordinary Shares and (B) options to purchase 5,900,000 Ordinary Shares held by NS that are currently exercisable, together representing approximately 16.0% of the outstanding Ordinary Shares of the Issuer (such percentage being based on 2,198,845,700 Ordinary Shares outstanding as of June 30, 2013, based on information provided in the Form 20-F filed by the Issuer on October 24, 2013, plus 5,900,000 options that are currently exercisable held by NS).

The Reporting Persons may be deemed to be a “group” with Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand and Yiheng for purposes of Section 13(d) of the Act as a result of entering into the Restated Consortium Agreement (each as defined in Item 4). However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand and Yiheng. The Reporting Persons are only responsible for the information contained in the initial Schedule 13D and this Amendment and assume no responsibility for information contained in any other Schedules 13D, including any amendments thereto, filed by Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand and/or Yiheng. In addition, the filing of the initial Schedule 13D and this Amendment shall not be construed as an admission that the Reporting Persons themselves are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

CUSIP No. 521168 104	Page 14 of 16

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

As disclosed in Item 4 of this Amendment, the Consortium Agreement was amended and restated on March 18, 2014. The information regarding the Restated Consortium Agreement under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to Be Filed as Exhibits

The following is filed herewith as exhibit to this Statement:

Exhibit 1	Amended and Restated Consortium Agreement by and among Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand, SC China Holding Limited and Yiheng, dated March 18, 2014.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: March 18, 2014

Sequoia Capital China I, L.P.
Sequoia Capital China Partners Fund I, L.P.
Sequoia Capital China Principals Fund I, L.P.

By: Sequoia Capital China Management I, L.P., a Cayman Islands exempted limited partnership
General Partner of Each

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

Sequoia Capital China Management I, L.P.,
a Cayman Islands exempted limited partnership

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

Sequoia Capital China Growth Fund I, L.P.
Sequoia Capital China Growth Partners Fund I, L.P.
Sequoia Capital China GF Principals Fund I, L.P.

By: Sequoia Capital China Growth Fund Management I, L.P.,
a Cayman Islands exempted limited partnership
General Partner of Each

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

Sequoia Capital China Growth Fund Management I, L.P.,
a Cayman Islands exempted limited partnership

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

	By:	/s/ Wendy Kok
	Name:	Wendy Kok
	Title:	Authorized Signatory

SC China Holding Limited, a Cayman Islands limited liability company

	By:	/s/ Wendy Kok
	Name:	Wendy Kok
	Title:	Authorized Signatory

SNP China Enterprises Limited

	By:	/s/ Nan Peng Shen
	Name:	Nan Peng Shen
	Title:	Director

Nan Peng Shen

/s/ Nan Peng Shen
Name:	Nan Peng Shen